Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Standard Microsystems Corporation
Commission File No.: 0-7422

Subject Company: Conexant Systems, Inc.
Commission File No.: 000-24923

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©2009 SMSC. All rights reserved.
SMSC Announces Agreement
to Acquire Conexant Systems, Inc.
January 2011

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©2009 SMSC. All rights reserved.
Additional Information
■ Additional Information About This Transaction
■ In connection with the proposed transaction, SMSC will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement
 on Form S-4 that will include a proxy statement of Conexant and a prospectus of SMSC. The definitive proxy statement/prospectus will be mailed to stockholders of Conexant. Conexant and SMSC urge investors and security holders to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information about the proposed transaction.
 You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by SMSC and Conexant with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and other documents filed by SMSC or
 Conexant with the SEC relating to the proposed transaction may also be obtained for free by accessing SMSC’s website at www.smsc.com by clicking on the link for “Investor Relations”, then clicking on the link for “SEC Filings” or by accessing Conexant’s website at www.conexant.com and clicking on the “Investors” link and then clicking on the link for “Financial Information” and then clicking on the link for “SEC Filings”.
■ Participants in This Transaction
■ SMSC, Conexant and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from Conexant stockholders in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Conexant stockholders in connection with the proposed transaction, including the interests of such participants in the proposed transaction, will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about SMSC’s executive officers and directors in SMSC’s definitive proxy statement filed with the SEC on June 14, 2010. You can find information about Conexant’s executive officers and directors in Conexant’s definitive proxy statement filed with the SEC on December 10, 2010. You can obtain free copies of these documents from SMSC or Conexant, respectively, using the contact information above.
■
■ Forward Looking Statements
■ Except for historical information contained herein, the matters set forth in this document are forward-looking statements about expected future events and financial and operating results that involve risks and uncertainties. These uncertainties may cause SMSC’s or Conexant’s actual future results to be materially different from those discussed in the forward-looking statements. These risks and uncertainties include risks relating to the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Conexant stockholders to approve the transaction; a failure to consummate or delay in consummating the Merger for other reasons; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; and other risks relating to the companies’
 businesses set forth in their filings with the SEC.
■
■ Our forward looking statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. All forward-looking statements speak only as of the date hereof and are based upon the information available to SMSC and Conexant at this time. Such statements are subject to change, and SMSC and
 Conexant do not undertake to update such statements, except to the extent required under applicable law and regulation. These and other risks and uncertainties, including potential liability resulting from pending or future litigation, are detailed from time to time in SMSC’s and Conexant’s reports filed with the SEC. Investors are advised to read each company’s Annual Report on Form 10-K and quarterly reports on Form 10-Q filed with the SEC, particularly those sections entitled “Other Factors That May Affect Future Operating Results” or “Risk Factors” for a more complete discussion of these and other risks and uncertainties.
.

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©2009 SMSC. All rights reserved.
Agreement Overview
Transaction Value
Anticipated Closing
Conditions
Approximately $2.25 per share - $1.125 in
cash and $1.125 in stock (but no more than
0.04264 nor less than 0.03489 SMSC shares)
Approximately $284 million, including the
assumption of Conexant’s net debt
First Half of Calendar Year 2011
Satisfaction of regulatory requirements,
approval by Conexant shareholders and
other customary closing conditions
Terms
Accretive Deal
Accretive to non-GAAP gross margin, non-
GAAP operating margin and non-GAAP EPS,
immediately upon closing
Expect $8 - $10M in annualized pre-tax cost
synergies by end of Q4 Fiscal 2012

A History of Serving The Semiconductor Industry
             Leading developer of connectivity
 solutions that deliver data and multimedia
 content in PCs, automobiles and portable
 consumer devices
             Headquarters: Hauppauge, NY

             Year Founded: 1971
            Key Product Lines:
   Computing & Connectivity Products
   Automotive Products
   Consumer Electronics Solutions
   Analog Products
           Employees: ~1,000
             Worldwide Offices: North America,
 EMEA, Asia and Japan
             Leading designer of semiconductor
 solutions for imaging, audio, embedded
 modem, and video surveillance
 applications
             Headquarters: Newport Beach, CA
              Year Founded: 1999
             Key Product Lines:
   Imaging
   Audio
   Embedded Modems
   Video Surveillance
            Employees: ~600
              Worldwide Offices: North America,
 EMEA, Asia and Japan

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©2009 SMSC. All rights reserved.
Automotive
Embedded Controller
Industrial Networking
Portable Products
PCs
Storage
Video & Graphics
Wireless Audio
Security
Battery Charging
USB Connectivity
Ethernet
Portable Power
USB Hubs
USB
Docking &
Accessories
SMSC Extending Connectivity to Content
USB
USB
USB
USB

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©2009 SMSC. All rights reserved.
Conexant Market Segments
Imaging
Audio
Video
Embedded
Modem
Multifunction Printer SOC
and Fax
Interactive Displays
Tablet PCs
PC Audio
Speakers/Intercom
USB Headsets/Personal
Media Players
Video
Home alarm solutions
PCTV
STB modems
POS terminal
PC Modem

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©2009 SMSC. All rights reserved.
Automotive
Embedded Controller
Industrial Networking
Portable Products
PCs
Storage
Video & Graphics
Security
Battery Charging
USB Connectivity
Ethernet
Docking &
Accessories
Expanding Connectivity with Conexant
Embedded
Audio
Connectivity
Products
World Class
Audio
Portable Power
USB Hubs
USB
USB
USB
USB
USB

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©2009 SMSC. All rights reserved.
Balanced End Market Presence
Note: Not all segments included.
LTM Revenue
$391M
LTM Revenue
$241M
LTM Revenue*
$632M
Last twelve month revenue based on 11/30/10 results for SMSC and 10/1/10 results for Conexant

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©2009 SMSC. All rights reserved.
Highly Complementary Customer Base

Common

Customers
RAZOR

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©2009 SMSC. All rights reserved.
Significant Revenue Scale
■ Combined Company Scale Places it Among Top
 Semiconductor Peer Revenue Performance
$900
$800
$700
$600
$500
$400
$300
$200
$100
Cypress
Semiconductor
Intersil
Corp
Realtek
Semiconductor
Integrated Device
Technology Inc.
Semtech
Corp
Cirrus
Logic Inc.
Power
Integrations Inc.
Micrel Inc.
Monolithic Power
Systems Inc.
Volterra
Semiconductor
Corp
$851
$806
$731
$632
$606
$423
$391
$310
$293
$283
$218
$175
$152
Silicon
Image Inc
$241
Based on 11/30/10 results for SMSC and 10/1/10 results for Conexant

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©2009 SMSC. All rights reserved.
The Combination of Conexant & SMSC
■ Connectivity solutions with content
■ Complementary products providing a breadth of
 customer solutions
■ A set of world class customers
■ Global analog/mixed-signal engineering capability
■ Immediately accretive upon close